

C. P. POKPHAND CO. LTD.

卜蜂國際有限公司

(Incorporated in Bermuda with limited liability)



Ref : BC/GH/CPP/10/025

BY AIRMAIL

4th March, 2010

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street,
Washington, DC 20549
United States of America

SUPPL

Attn : International Corporate Finance

Ladies and Gentlemen

RE : C.P. POKPHAND CO. LTD. RULE 12G3-2(b)
EXEMPTION FILE NO. 82-3260

Pursuant to Rule 12g3-2(b)(1)(iii) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and on behalf of C.P. Pokphand Co. Ltd. (the "Company"), enclosed are the documents described on Annex A hereto for your attention.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on March 16, 1992.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (852) 2277 0286 in Hong Kong if you have any questions.

................../2

21ST FLOOR, FAR EAST FINANCE CENTRE, 16 HARCOURT ROAD, HONG KONG
TELEPHONE NO.: 2520 1601 FAX NO.: 2861 2514

dw 3/29

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter (without Annex A) and returning it to the undersigned at C.P. Pokphand Co. Ltd., 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong in the enclosed self-addressed envelope.

Thank you for your attention to this matter.

Yours faithfully
For and on behalf of
C.P. POKPHAND CO. LTD.



Bessie P S Chan
Company Secretary

Encl

c.c. Ms Joanne Wang - The Bank of New York (w/o encl) (via fax no. 1 212 571 3050)
Ms Kammy Yuen / Ms Anna Jia - The Bank of New York, Hong Kong Branch (w/o encl) (via fax no. 2877 0863)

File No. 82-3260

Annex A to Letter to the SEC
dated 4th March, 2010 of
C.P. Pokphand Co. Ltd.

The documents checked below are being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2(b), which exemption was established on March 16, 1992.

Description of Documents

Document : Monthly Return of Equity Issuer on Movements in Securities for the month ended 28th February, 2010

Date : 4th March, 2010

Source of requirement : The Listing Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

For Main Board and GEM listed issuers


HKEx
香港交易所

Monthly Return of Equity Issuer on Movements in Securities

For the month ended (dd/mm/yyyy) : 28/02/2010

To : Hong Kong Exchanges and Clearing Limited

Name of Issuer: C.P. Pokphand Co. Ltd.

Date Submitted: 04/03/2010

I. Movements in Authorised Share Capital

1. Ordinary Shares

(1) Stock code : 00043 Description : Ordinary Shares

	No. of ordinary shares	Par value (*US$*)	Authorised share capital (*US$*)
Balance at close of preceding month	30,000,000,000	0.01	300,000,000
Increase/(decrease)	NIL		NIL
Balance at close of the month	30,000,000,000	0.01	300,000,000

(2) Stock code : N/A Description :

	No. of ordinary shares	Par value (*State currency*)	Authorised share capital (*State currency*)
Balance at close of preceding month			
Increase/(decrease)			
Balance at close of the month			

2. Preference Shares

Stock code : N/A Description : Convertible Preference Shares

	No. of preference shares	Par value *(US$)*	Authorised share capital *(US$)*
Balance at close of preceding month	20,000,000,000	0.01	200,000,000
Increase/(decrease)	NIL		NIL
Balance at close of the month	20,000,000,000	0.01	200,000,000

3. Other Classes of Shares

Stock code : N/A Description :

	No. of other classes of shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month			
Increase/(decrease)			
Balance at close of the month			

Total authorised share capital at the end of the month *(US$)* : 500,000,000

II. Movements in Issued Share Capital

	No. of ordinary shares (1)	(2)	No of preference shares	No. of other classes of shares
Balance at close of preceding month	2,889,730,786	N/A	NIL	N/A
Increase/ (decrease) during the month	2,724,758,578	N/A	6,620,863,542	N/A
Balance at close of the month	5,614,489,364	N/A	6,620,863,542	N/A

III. Details of Movements in Issued Share Capital

Share Options (under Share Option Schemes of the Issuer)

Particulars of share option scheme including EGM approval date (dd/mm/yyyy) and class of shares issuable	Movement during the month: Granted	Exercised	Cancelled	Lapsed	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. Share Option Scheme (26/11/2002) Ordinary shares *(Note 1)*	NIL	NIL	NIL	NIL	NIL	647,544,234
2. N/A (/ /) shares *(Note 1)*						
3. N/A (/ /) shares *(Note 1)*						

Total A. (Ordinary shares)	NIL
(Preference shares)	N/A
(Other class)	N/A

Total funds raised during the month from exercise of options (State currency) NIL

Warrants to Issue Shares of the Issuer which are to be Listed

Description of warrants (Date of expiry – dd/mm/yyyy)	Currency of nominal value	Nominal value at close of preceding month	Exercised during the month	Nominal value at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. N/A (/ /)						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
2. N/A (/ /)						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
3. N/A (/ /)						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
4. N/A (/ /)						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						

Total B. (Ordinary shares) N/A
(Preference shares) N/A
(Other class) N/A

Convertibles (i.e. Convertible into Shares of the Issuer which are to be Listed)

Class and description	Currency of amount outstanding	Amount at close of preceding month	Converted during the month	Amount at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. N/A						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy))	(/ /)					
2. N/A						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
3. N/A						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
4. N/A						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					

Total C. (Ordinary shares) N/A

(Preference shares) N/A

(Other class) N/A

Any other Agreements or Arrangements to Issue Shares of the Issuer which are to be Listed, including Options (other than under Share Option Schemes)

Full particulars including EGM approval date (dd/mm/yyyy), if applicable, and class of shares issuable:	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. N/A (/ /) shares *(Note 1)*		
2. N/A (/ /) shares *(Note 1)*		
3. N/A (/ /) shares *(Note 1)*		
Total D. (Ordinary shares)	N/A	
(Preference shares)	N/A	
(Other class)	N/A	

Other Movements in Issued Share Capital

Type of Issue				No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. Rights issue	At price : State currency ______	Class of shares issuable *(Note 1)* Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	N/A (/ /) (/ /)		
2. Open offer	At price : State currency ______	Class of shares issuable *(Note 1)* Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	N/A (/ /) (/ /)		
3. Placing	At price : State currency ______	Class of shares issuable *(Note 1)* Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	N/A (/ /) (/ /)		
4. Bonus issue	______	Class of shares issuable *(Note 1)* Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	N/A (/ /) (/ /)		

For Main Board and GEM listed issuers

Type of Issue				No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
5. Scrip dividend	At price : State currency ______	Class of shares issuable *(Note 1)* Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	N/A (/ /) (/ /)		
6. Repurchase of shares		Class of shares repurchased *(Note 1)* Cancellation date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	N/A (/ /) (/ /)		
7. Redemption of shares		Class of shares redeemed *(Note 1)* Redemption date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	N/A (/ /) (/ /)		
8. Consideration issue	At price : HKD 0.3255	Class of shares issuable *(Note 1)* Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	Ordinary (28 / 02 / 2010) (25 / 01 / 2010)	2,724,758,578	N/A

Type of Issue					No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
	At price : HKD 0.3255		Class of shares issuable *(Note 1)* Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	Convertible Preference Shares (28 / 02 / 2010) (25 / 01 / 2010)	6,620,863,542	6,620,863,542 (no. of ordinary shares which may be issued upon conversion of the convertible preference shares)
9. Capital reorganisation			Class of shares issuable *(Note 1)* Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	N/A (/ /) (/ /)		
10. Other (Please specify)	At price : State currency	———	Class of shares issuable *(Note 1)* Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	N/A (/ /) (/ /)		
				Total E. (Ordinary shares)	2,724,758,578	
				(Preference shares)	6,620,863,542	
				(Other class)	N/A	

Total increase / (decrease) in ordinary shares during the month (i.e. Total of A to E):	(1)	2,724,758,578
	(2)	N/A
Total increase / (decrease) in preference shares during the month (i.e. Total of A to E):		6,620,863,542
Total increase / (decrease) in other classes of shares during the month (i.e. Total of A to E):		N/A

(These figures should be the same as the relevant figures under II above ("Movements in Issued Share Capital").)

Remarks (if any):

Submitted by: Chan Pui Shan, Bessie

Title: Company Secretary
(Director, Secretary or other duly authorised officer)

Notes :

1. *State the class of shares (e.g. ordinary, preference or other).*

2. *If there is insufficient space, please append the prescribed continuation sheet.*



C. P. POKPHAND CO. LTD.

卜蜂國際有限公司

(Incorporated in Bermuda with limited liability)

Ref : BC/GH/CPP/10/027

BY AIRMAIL

9th March, 2010

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street,
Washington, DC 20549
United States of America

Attn : International Corporate Finance

Ladies and Gentlemen

RE : C.P. POKPHAND CO. LTD. RULE 12G3-2(b)
EXEMPTION FILE NO. 82-3260

Pursuant to Rule 12g3-2(b)(1)(iii) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and on behalf of C.P. Pokphand Co. Ltd. (the "Company"), enclosed are the documents described on Annex A hereto for your attention.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on March 16, 1992.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (852) 2277 0286 in Hong Kong if you have any questions.

................../2

21ST FLOOR, FAR EAST FINANCE CENTRE, 16 HARCOURT ROAD, HONG KONG
TELEPHONE NO.: 2520 1601 FAX NO.: 2861 2514

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter (without Annex A) and returning it to the undersigned at C.P. Pokphand Co. Ltd., 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong in the enclosed self-addressed envelope.

Thank you for your attention to this matter.

Yours faithfully
For and on behalf of
C.P. POKPHAND CO. LTD.



Bessie P S Chan
Company Secretary

Encl

c.c. Ms Joanne Wang - The Bank of New York (w/o encl) (via fax no. 1 212 571 3050)
Ms Kammy Yuen / Ms Anna Jia - The Bank of New York, Hong Kong Branch
(w/o encl) (via fax no. 2877 0863)

File No. 82-3260

Annex A to Letter to the SEC dated 9th March, 2010 of C.P. Pokphand Co. Ltd.

The documents checked below are being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2(b), which exemption was established on March 16, 1992.

Description of Documents

Document : 1. Announcement of Annual Results for the year ended 31st December, 2009
Date : 8th March, 2010
2. Closure of Register of Members
Date : 8th March, 2010
3. Announcement pursuant to Rule 13.18 of the Listing Rules
Date : 8th March, 2010

Source of requirement : The Listing Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



C.P. POKPHAND CO. LTD.

(Incorporated in Bermuda with limited liability)

(Stock Code: 43)

ANNOUNCEMENT OF ANNUAL RESULTS FOR THE YEAR ENDED 31ST DECEMBER, 2009

CONSOLIDATED RESULTS

The board of directors (the "Board") of C.P. Pokphand Co. Ltd. (the "Company") is pleased to announce the consolidated results of the Company and its subsidiaries (collectively the "Group") for the year ended 31st December, 2009 as follows:

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	Notes	Year ended 31st December, 2009 US$'000	2008 US$'000
CONTINUING OPERATIONS			
Revenue	4	**74,245**	64,492
Cost of sales		**(64,719)**	(58,424)
Gross profit		**9,526**	6,068
Selling and distribution costs		**(3,491)**	(3,285)
General and administrative expenses		**(13,867)**	(15,168)
Other income	5	**1,232**	10,502
Finance costs		**(917)**	(5,768)
Share of profits and losses of jointly-controlled entities		**17,027**	10,660
PROFIT BEFORE TAX FROM CONTINUING OPERATIONS	6	**9,510**	3,009
Income tax expense	7	**(676)**	(30)
PROFIT FOR THE YEAR FROM CONTINUING OPERATIONS		**8,834**	2,979
DISCONTINUED OPERATIONS			
Profit for the year from discontinued operations	8	**–**	38,314
PROFIT FOR THE YEAR		**8,834**	41,293

	Notes	Year ended 31st December, 2009 US$'000	2008 US$'000
OTHER COMPREHENSIVE INCOME			
Exchange differences on translation of foreign operations		**435**	6,048
Surplus/(deficit) on revaluation of property, plant and equipment		**9,102**	(1,365)
Fair value changes in available-for-sale investments		**11**	99
Deferred tax		**(1,493)**	(1,449)
OTHER COMPREHENSIVE INCOME FOR THE YEAR		**8,055**	3,333
TOTAL COMPREHENSIVE INCOME FOR THE YEAR		**16,889**	44,626
Profit attributable to:			
Owners of the Company		**8,554**	45,241
Minority interests		**280**	(3,948)
		8,834	41,293
Total comprehensive income attributable to:			
Owners of the Company		**16,609**	48,574
Minority interests		**280**	(3,948)
		16,889	44,626
DIVIDEND			
– Final	9	**7,843**	-
EARNINGS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE COMPANY	10	***US cent***	*US cents*
Basic			
– For profit for the year		**0.296**	1.566
– For profit from continuing operations		**0.296**	0.134
Diluted			
– For profit for the year		**N/A**	N/A
– For profit from continuing operations		**N/A**	N/A

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	Notes	31st December, 2009 US$'000	2008 US$'000
NON-CURRENT ASSETS			
Property, plant and equipment		**56,582**	54,350
Investment properties		**5,336**	563
Land lease prepayments		**1,565**	1,594
Interests in jointly-controlled entities		**82,531**	65,473
Available-for-sale investments		**262**	251
Total non-current assets		**146,276**	122,231
CURRENT ASSETS			
Inventories		**8,514**	18,589
Accounts receivable, other receivables and deposits	11	**9,912**	10,998
Bills receivable		**166**	–
Tax recoverable		**152**	316
Due from minority shareholders		**422**	–
Due from related companies		**995**	1,150
Cash and cash equivalents		**6,636**	12,480
Total current assets		**26,797**	43,533
CURRENT LIABILITIES			
Accounts payable, other payables and accrued expenses	12	**20,171**	22,777
Tax payable		**2,524**	2,524
Provisions for staff bonuses and welfare benefits		**630**	615
Due to minority shareholders		**527**	650
Due to related companies		**2,020**	2,746
Interest-bearing bank loans		**9,969**	18,187
Total current liabilities		**35,841**	47,499
NET CURRENT LIABILITIES		**(9,044)**	(3,966)
TOTAL ASSETS LESS CURRENT LIABILITIES		**137,232**	118,265

	Notes	31st December, 2009 US$'000	2008 US$'000
NON-CURRENT LIABILITIES			
Deferred tax liabilities		**3,453**	1,449
Net assets		**133,779**	116,816
EQUITY			
Equity attributable to owners of the Company			
Issued capital	13	**28,898**	28,898
Share premium account		**–**	73,897
Reserves		**95,184**	4,678
		124,082	107,473
Minority interests		**9,697**	9,343
Total equity		**133,779**	116,816

NOTES TO FINANCIAL STATEMENTS

1. BASIS OF PREPARATION

Despite the Group's consolidated net current liabilities of US$9,044,000 as at 31st December, 2009, the consolidated financial statements have been prepared on the going concern basis on the basis of the directors' contention that, taking into account the presently unutilised available banking facilities of the Group of approximately US$7,692,000, the continual renewal of bank borrowings upon maturity and internal financial resources, the Group has sufficient working capital for its present requirements.

Should the Group be unable to continue as a going concern, adjustments would have to be made to restate the values of assets to their recoverable amounts, to provide for any further liabilities which might arise and to reclassify non-current assets and liabilities as current assets and liabilities, respectively. The effects of these adjustments have not been reflected in these consolidated financial statements.

The financial statements have been prepared under the historical cost convention, except for investment properties and available-for-sale investments which have been measured at fair value. These financial statements are presented in United States dollars ("US$") and all values are rounded to the nearest thousand (US$'000) except when otherwise indicated.

Statement of compliance

The financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRSs"), which comprise standards and interpretations approved by the International Accounting Standards Board ("IASB"), the International Financial Reporting Interpretations Committee ("IFRIC") interpretations, and International Accounting Standards ("IASs") and Standing Interpretations Committee interpretations approved by the International Accounting Standards Committee that remain in effect, and the disclosure requirements of the Hong Kong Companies Ordinance.

Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries (collectively referred to as the "Group") for the year ended 31st December, 2009. The results of subsidiaries are consolidated from the date of acquisition, being the date on which the Group obtains control, and continue to be consolidated until the date that such control ceases. All income, expenses and unrealised gains and losses resulting from intercompany transactions and intercompany balances within the Group are eliminated on consolidation in full.

The acquisition of subsidiaries is accounted for using the purchase method of accounting. This method involves allocating the cost of the business combinations to the fair value of the identifiable assets acquired, and liabilities and contingent liabilities assumed at the date of acquisition. The cost of the acquisition is measured at the aggregate of the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition.

Minority interests represent the interests of outside shareholders not held by the Group in the results and net assets of the Company's subsidiaries.

2. IMPACT OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS

The Group has adopted the following new and revised IFRSs for the first time for the current year's financial statements.

IFRS 2 Amendments	Amendments to IFRS 2 Share-based Payment – Vesting Conditions and Cancellations
IFRS 7 Amendments	Amendments to IFRS 7 Financial Instruments: Disclosures – Improving Disclosures about Financial Instruments
IFRS 8	Operating Segments
IAS 1 (Revised)	Presentation of Financial Statements
IAS 23 (Revised)	Borrowing Costs
IAS 32 and IAS 1 Amendments	Amendments to IAS 32 Financial Instruments: Presentation and IAS 1 Presentation of Financial Statements – Puttable Financial Instruments and Obligations Arising on Liquidation
IFRIC 9 and IAS 39 Amendments	Amendments to IFRIC 9 Reassessment of Embedded Derivatives and IAS 39 Financial Instruments: Recognition and Measurement – Embedded Derivatives
IFRIC 13	Customer Loyalty Programmes
IFRIC 15	Agreements for the Construction of Real Estate
IFRIC 16	Hedges of a Net Investment in a Foreign Operation
IFRIC 18	Transfers of Assets from Customers
Improvements to IFRSs (May, 2008 and April, 2009)*	Amendments to a number of IFRSs

* The Group adopted all the improvements to IFRSs issued in May 2008 and April 2009 except for the amendments to IFRS 5 *Non-current assets Held for Sale and Discontinued Operations – Plan to sell the controlling interest in a subsidiary*, which is effective for annual periods beginning on or after 1 July 2009.

Other than as further explained below regarding the impact of IFRS 8 and IAS 1 (Revised), the adoption of these new and revised IFRSs has had no significant financial effect on these financial statements and there have been no significant changes to the accounting policies applied in these financial statements.

The principal effects of adopting these new and revised IFRSs are as follows:

(a) IFRS 8 Operating Segments

IFRS 8, which replaces IAS 14 Segment Reporting, specifies how an entity should report information about its operating segments, based on information about the components of the entity that is available to the chief operating decision maker for the purposes of allocating resources to the segments and assessing their performance. The standard also requires the disclosure of information about the products and services provided by the segments, the geographical areas in which the Group operates, and revenue from the Group's major customers. The Group concluded that the operating segments determined in accordance with IFRS 8 are the same as the business segments previously identified under IAS 14. These revised disclosures, including the related revised comparative information, are shown in note 3 to this announcement.

(b) IAS 1 (Revised) Presentation of Financial Statement

IAS 1 (Revised) introduces changes in the presentation and disclosures of financial statements. The revised standard separates owner and non-owner changes in equity. The statement of changes in equity includes only details of transactions with owners, with all non-owner changes in equity presented as a single line. In addition, this standard introduces the statement of comprehensive income, with all items of income and expense recognised in profit or loss, together with all other items of recognised income and expense recognised directly in equity, either in one single statement, or in two linked statements. The Group has elected to present one single statement.

(c) Improvements to IFRSs

In May, 2008 and April, 2009, the IASB issued an omnibus of amendments to its standards, primarily with a view to removing inconsistencies and clarifying wording. There are separate transitional provisions for each standard. The adoption of the following amendments resulted in changes to accounting policies but did not have any impact on the financial position or performance of the Group.

IFRS 8 Operating Segment Information: clarifies that segment assets and liabilities need only be reported when those assets and liabilities are included in measures that are used by the chief operating decision maker. As the Group's chief operating decision maker does review segment assets and liabilities, the Group has continued to disclose this information in note 3 to this announcement.

IAS 1 Presentation of Financial Statements: Assets and liabilities classified as held for trading in accordance with IAS 39 Financial Instruments: Recognition and Measurement are not automatically classified as current in the statement of financial position. The Group analysed whether the expected period of realisation of financial assets and liabilities differed from the classification of the instrument. This did not result in any reclassification of financial instruments between current and non-current in the statement of financial position.

IAS 16 Property, Plant and Equipment: Replaces the term "net selling price" with "fair value less costs to sell". The Group amended its accounting policy accordingly, which did not result in any change in the financial position.

IAS 20 Accounting for Government Grants and Disclosures of Government Assistance: Loans granted with no or low interest will not be exempt from the requirement to impute interest. Interest is to be imputed on loans granted with below-market interest rates. This amendment did not impact the Group as the government assistance received is not loan but are direct grants.

IAS 23 Borrowing Costs: The definition of borrowing costs is revised to consolidate the two types of items that are considered components of "borrowing costs" into one – the interest expense calculated using the effective interest rate method calculated in accordance with IAS 39. The Group has amended its accounting policy accordingly which did not result in any change in its financial position.

IAS 36 Impairment of Assets: When discounted cash flows are used to estimate "fair value less cost to sell" additional disclosure is required about the discount rate, consistent with disclosures required when the discounted cash flows are used to estimate "value in use". This amendment had no immediate impact on the consolidated financial statements of the Group because the recoverable amount of its cash generating units is currently estimated using "value in use".

The amendment clarified that the largest unit permitted for allocating goodwill, acquired in a business combination, is the operating segment as defined in IFRS 8 before aggregation for reporting purposes. The amendment has no impact on the Group as the annual impairment test is performed before aggregation.

Other amendments resulting from Improvements to IFRSs to the following standards did not have any impact on the accounting policies, financial position or performance of the Group:

IFRS 2	Share-based Payment
IFRS 5	Non-current Assets Held for Sale and Discontinued Operations
IFRS 7	Financial Instruments: Disclosures
IAS 7	Statement of Cash Flows
IAS 8	Accounting Policies, Change in Accounting Estimates and Errors
IAS 10	Events after the Reporting Period
IAS 18	Revenue
IAS 19	Employee Benefits
IAS 27	Consolidated and Separate Financial Statements
IAS 28	Investments in Associates
IAS 31	Interest in Joint Ventures
IAS 34	Interim Financial Reporting
IAS 38	Intangible Assets
IAS 39	Financial Instruments: Recognition and Measurement
IAS 40	Investment Properties
IFRIC 9	Reassessment of Embedded Derivatives
IFRIC 16	Hedge of a Net Investment in a Foreign Operation

3. OPERATING SEGMENT INFORMATION

For management purposes, the Group is organised into business units based on their products and services and has three reportable operating segments from continuing operations as follows:

Continuing operations

(a) The biochemical segment represents the manufacturing and sale of chlortetracycline products;

(b) The industrial business segment represents the manufacturing and sale of motorcycles and automobile accessories and trading of machinery through jointly-controlled entities; and

(c) The investment and property holding segment represents leasing properties owned by the Group and acts as the investment holdings of the group companies.

Management monitors the results of its operating segments separately for the purpose of making decisions about resources allocation and performance assessment. Segment performance is evaluated based on reportable segment profit, which is a measure of adjusted profit before tax from continuing operations. The adjusted profit before tax from continuing operations is measured consistently with the Group's profit before tax from continuing operations except that interest income, finance costs as well as head office and corporate expenses are excluded from such measurement.

Segment assets exclude tax recoverable, cash and cash equivalents and other unallocated head office and corporate assets as these assets are managed on a group basis.

Segment liabilities exclude interest-bearing bank loans, tax payable, deferred tax liabilities and other unallocated head office and corporate liabilities as these liabilities are managed on a group basis.

Intersegment sales and transfers are transacted with reference to the selling prices used for sales made to third parties at the then prevailing market prices.

(a) Business segments

The following tables present revenue, profit/(loss) and certain asset, liability and expenditure information for the Group's business segments for the years ended 31st December, 2009 and 2008.

Group
Year ended 31st December, 2009

	Manufacturing and sale of chlortetracycline products *US$'000*	Manufacturing and sale of motorcycles and automobile accessories and trading of machinery* *US$'000*	Investment and property holding *US$'000*	Total *US$'000*
Segment revenue from continuing operations:				
Sales to external customers	73,958	-	287	74,245
Segment results	3,060	(3,828)	(5,650)	(6,418)
Reconciliation:				
Elimination of segment results				(1,414)
Other income	334	-	331	665
Interest income				567
Finance costs				(917)
Share of profits and losses of jointly-controlled entities	-	17,027	-	17,027
Profit before tax from continuing operations				9,510

	Manufacturing and sale of chlortetracycline products	Manufacturing and sale of motorcycles and automobile accessories and trading of machinery*	Investment and property holding	Total
	US$'000	*US$'000*	*US$'000*	*US$'000*
Segment assets	53,473	83,439	29,373	166,285
Reconciliation:				
Unallocated assets				6,788
Total assets				173,073
Segment liabilities	19,001	1,509	3,662	24,172
Reconciliation:				
Elimination of intrasegment payables				(824)
Unallocated liabilites				15,946
Total liabilities				39,294
Other segment information				
Depreciation and amortisation	3,838	-	232	4,070
Interests in jointly-controlled entities	-	82,531	-	82,531
Capital expenditure**	1,798	-	228	2,026

* These activities were conducted through the Group's jointly-controlled entities of its industrial sector.

** Capital expenditure consists of additions to property, plant and equipment and land lease prepayments.

Year ended 31st December, 2008

	Manufacturing and sale of chlortetracycline products *US$'000*	Manufacturing and sale of motorcycles and automobile accessories and trading of machinery* *US$'000*	Investment and property holding *US$'000*	Total *US$'000*
Segment revenue:				
Sales to external customers	64,444	-	48	64,492
Intersegment sales	1,300	-	674	1,974
	65,744	-	722	66,466
Reconciliation:				
Elimination of intersegment sales				(1,974)
Revenue from continuing operations				64,492
Segment results	(119)	(4,115)	(6,703)	(10,937)
Reconciliation:				
Elimination of segment results				(1,448)
Other income	427	16	9,921	10,364
Interest income				138
Finance costs				(5,768)
Share of profits and losses of jointly-controlled entities	-	10,660	-	10,660
Profit before tax from continuing operations				3,009

	Manufacturing and sale of chlortetracycline products *US$'000*	Manufacturing and sale of motorcycles and automobile accessories and trading of machinery* *US$'000*	Investment and property holding *US$'000*	Total *US$'000*
Segment assets	68,517	75,900	21,031	165,448
Reconciliation:				
Unallocated assets				316
Total assets				165,764
Segment liabilities	23,372	1,091	3,768	28,231
Reconciliation:				
Unallocated liabilites				20,717
Total liabilities				48,948
Other segment information				
Depreciation and amortisation	4,370	169	270	4,809
Interests in jointly-controlled entities	–	65,473	–	65,473
Capital expenditure**	1,503	274	26	1,803

* These activities were conducted through the Group's jointly-controlled entities of its industrial sector.

** Capital expenditure consists of additions to property, plant and equipment and land lease prepayments.

(b) Geographical information

(i) Revenue from external customers

	Year ended 31st December,	
	2009	2008
	US$'000	*US$'000*
Mainland China	**25,419**	19,456
United States of America	**11,869**	17,512
Other countries	**36,957**	27,524
	74,245	64,492

The revenue information from continuing operations above is based on the location of the customers.

(ii) All significant operating assets of the Group are located in the People's Republic of China ("PRC"). Accordingly, no geographical information analysis of segment assets is presented.

Information about a major customer

Revenue from continuing operations of approximately US$10,222,000 (2008: US$15,602,000) was derived from sales of chlortetracycline products to a single customer.

4. REVENUE

Revenue, which is also the Group's turnover, represents rental income and the net invoiced value of sales after allowances for goods returned and trade discounts, and after eliminations of intra-group transactions.

An analysis of revenue from continuing operations is as follows:

	Year ended 31st December,	
	2009	2008
	US$'000	*US$'000*
Sales to/income from external customers:		
Biochemical operations	**73,958**	64,444
Investment and property holding	**287**	48
	74,245	64,492

The above analysis does not include the revenue of the Group's jointly-controlled entities.

5. OTHER INCOME

	Year ended 31st December,	
	2009	2008
	US$'000	*US$'000*
Bank and other interest income	**567**	138
Changes in fair value of investment properties	**331**	211
Gain on disposal of items of property, plant and equipment	**-**	64
Government grants	**334**	380
Technical service fee income from related parties	**-**	9,709
	1,232	10,502

Various government grants have been received for the modification of sewage treatment plants and the energy saving improvement projects from the local government authorities in Henan Province and Fujian Province, Mainland China, in the form of cash. Government grants received for which the related expenditure has not yet been undertaken are included in deferred income in the statement of financial position. There are no unfulfilled conditions or contingencies relating to these grants.

6. PROFIT BEFORE TAX

The Group's profit before tax from continuing operations is arrived at after charging/(crediting):

	Year ended 31st December,	
	2009	2008
	US$'000	*US$'000*
		(Restated)
Auditors' remuneration	**552**	526
Acquisition-related costs	**3,103**	-
Depreciation	**4,070**	4,767
Amortisation of land lease prepayments	**43**	42
Write-back of impairment of accounts receivable	**(7)**	(89)
Changes in fair value of investment properties	**(331)**	(211)
Loss/(gain) on disposal of items of property, plant and equipment, net	**118**	(64)
Minimum lease payments under operating leases:		
Land and buildings	**147**	506
Plant and machinery	**44**	12
	191	518
Foreign exchange differences, net	**39**	(59)

	Year ended 31st December,	
	2009	2008
	US$'000	*US$'000*
		(Restated)
Employee benefits expense (including directors' remuneration):		
Wages and salaries	**10,411**	11,167
Pension scheme contributions	**232**	342
	10,643	11,509
Rental income	**(287)**	(48)

7. INCOME TAX EXPENSE

No provision for Hong Kong profits tax has been made as the Group did not generate any assessable profits arising in Hong Kong during the year (2008: nil).

In accordance with the relevant tax rules and regulations in the PRC, certain of the Group's PRC subsidiaries, jointly-controlled entities and associates enjoy income tax exemptions and reductions. Certain subsidiaries, jointly-controlled entities and associates are subject to income tax at the rate of 25% (2008: 25%) on their taxable income according to PRC Enterprises Income Tax Law with effect from 1st January, 2008.

	Year ended 31st December,	
	2009	2008
	US$'000	*US$'000*
Charge for the year – Mainland China	**165**	30
Deferred tax	**511**	-
Total tax charge for the year	**676**	30

8. DISCONTINUED OPERATIONS

In the prior year, the Company entered into an agreement to dispose of its equity interest in Chia Tai (China) Agro-Industrial Ltd. ("CT Agro"), Chia Tai (China) Investment Co., Ltd., C.T. Progressive (Investment) Ltd. and Wide Master Investment Limited and their subsidiaries, jointly-controlled entities and associates (collectively the "Disposed Group") including the advances made by the Company to CT Agro of approximately US$119,656,000 to its related company, CP China Investment Limited which was beneficially owned by the controlling shareholders of the Company for a cash consideration of US$102,800,000, which resulted in a gain on disposal of subsidiaries of US$13,387,000.

The Disposed Group was engaged in feedmill and poultry operations and trading of agricultural products and was a separate business segment in Mainland China. The sale of the agribusiness had been approved by the independent shareholders of the Company on 19th June, 2008.

The results of the Disposed Group for the year are presented below:

	Year ended 31st December,	
	2009	2008
	US$'000	*US$'000*
		(Unaudited)
Revenue	–	1,144,669
Cost of sales	–	(1,015,504)
Gross profit	–	129,165
Selling and distribution costs	–	(37,014)
General and administrative expenses	–	(56,143)
Other income	–	4,177
Other losses	–	(904)
Finance costs	–	(18,909)
Share of profits and losses of:		
Jointly-controlled entities	–	6,032
Associates	–	2,104
Profit from discontinued operations	–	28,508
Gain on disposal of the Disposal Group	–	13,387
Profit before tax from discontinued operations	–	41,895
Income tax expense	–	(3,581)
Profit for the year from discontinued operations	–	38,314
Profit attributable to:		
Owners of the Company	–	41,385
Minority interests	–	(3,071)
	–	38,314
Earnings per share from discontinued operations:		
Basic	N/A	US cents 1.432
Diluted	N/A	N/A

The calculation of the basic earnings per share from discontinued operations was based on:

	Year ended 31st December,	
	2009	2008
Profit attributable to ordinary owners of the Company from discontinued operations	**N/A**	US$41,385,000
Number of ordinary shares in issue during the year used in the basic earnings per share calculation	**N/A**	2,889,730,786

Diluted earnings per share for the year ended 31st December, 2008 had not been disclosed as no diluting events existed during that year.

9. FINAL DIVIDEND

The Board has proposed a final dividend for the year 2009 of HK$0.005 (2008: nil) per share to the ordinary owners and convertible preference owners of the Company. There are 5,614,489,364 ordinary shares and 6,620,863,542 convertible preference shares of the Company in issue after the acquisition was completed on 28th February, 2010 as further disclosed in note 14 to this announcement. Upon the approval to be obtained from the forthcoming annual general meeting, the final dividend will be payable on or around 20th May, 2010 to the shareholders whose name appears on the Register of Members of the Company on 14th May, 2010.

	Year ended 31st December,	
	2009	2008
	US$'000	*US$'000*
Dividend		
Final	**7,843**	-
Dividend per share		
Final	**HK$0.005**	-

10. EARNINGS PER SHARE ATTRIBUTABLE TO ORDINARY OWNERS OF THE COMPANY

The calculation of basic earnings per share is based on the profit for the year attributable to ordinary owners of the Company and 2,889,730,786 (2008: 2,889,730,786) ordinary shares of the Company in issue during the years.

The calculation of basic earnings per share is based on the following:

	Year ended 31st December, 2009	2008
	US$'000	*US$'000*
Earnings		
Profit attributable to ordinary owners of the Company, used in the basic earnings per share calculation:		
From continuing operations	**8,554**	3,856
From discontinued operations	**-**	41,385
	8,554	45,241

No adjustment has been made to the basic earnings per share amounts presented for the years ended 31st December, 2009 and 2008 in respect of a dilution as the Group had no potentially dilutive ordinary shares in issue during those years.

11. ACCOUNTS RECEIVABLE, OTHER RECEIVABLES AND DEPOSITS

The Group normally grants a credit period of up to 60 days. The Group seeks to maintain strict control over its outstanding receivables. Overdue balances are reviewed regularly by senior management. In view of the aforementioned, there is no significant concentration of credit risk. Accounts receivable, other receivables and deposits are non-interest-bearing. An aged analysis of the Group's accounts receivable, based on the invoice date, together with other receivables and deposits, as at the end of the reporting period, is as follows:

	31st December, 2009	2008
	US$'000	*US$'000*
Less than 90 days	**8,274**	8,624
91 to 180 days	**34**	139
181 to 360 days	**127**	-
	8,435	8,763
Impairment	**(82)**	(89)
	8,353	8,674
Other receivables and deposits	**1,559**	2,324
	9,912	10,998

12. ACCOUNTS PAYABLE, OTHER PAYABLES AND ACCRUED EXPENSES

An aged analysis of the accounts payable, based on the date of receipt of the respective goods, together with other payables and accrued expenses of the Group, as at the end of the reporting period, is as follow:

	31st December,	
	2009	2008
	US$'000	*US$'000*
Less than 90 days	**8,776**	11,156
91 to 180 days	**543**	2,368
181 to 360 days	**1**	57
Over 360 days	**11**	36
	9,331	13,617
Other payables and accrued expenses	**10,840**	9,160
	20,171	22,777

Accounts payable are non-interest-bearing and are normally settled on 60-day terms. Other payables and accrued expenses are non-interest-bearing and have an average term of one month.

13. SHARE CAPITAL

	31st December,	
	2009	2008
	US$'000	*US$'000*
Authorised:		
15,000,000,000 ordinary shares of US$0.01 each	**150,000**	150,000
Issued and fully paid:		
2,889,730,786 ordinary shares of US$0.01 each	**28,898**	28,898

No repurchase of shares was made by the Company during the year or subsequent to the end of the reporting period.

14. EVENTS AFTER THE REPORTING PERIOD

On 11th December, 2009, the Company entered into an acquisition agreement with Orient Success International Limited (the "Acquisition Agreement") whereby the Company agreed to acquire the entire issued share capital of CP China Investment Limited ("CPI") at an aggregate consideration of US$690 million (equivalent to approximately HK$5,382 million) ("Acquisition"). CPI is an investment company and its subsidiaries, jointly-controlled entities and associated company are principally involved in the production of animal and aqua feed in the PRC.

The total consideration of US$690 million shall be satisfied by (i) the issue of 2,724,758,578 ordinary shares of the Company at a price of HK$0.3255 per share; (ii) 6,620,863,542 convertible preference shares of the Company at a price of HK$0.3255 per share; and (iii) 7,188,940,092 ordinary shares or convertible preference shares of the Company at a price of HK$0.3255 per share.

The Acquisition has been approved by the independent shareholders at the Company's special general meeting held on 25th January, 2010. On 28th February, 2010, upon completion of the Acquisition (the "Completion"), CPI has become a wholly-owned subsidiary of the Company.

Further details regarding the Acquisition Agreement and the Acquisition are set out in the Company's circular dated 31st December, 2009 and the Completion are set out in the Company's announcement dated 1st March, 2010.

15. COMPARATIVE AMOUNTS

As further explained in note 2 to this announcement, due to the adoption of new and revised IFRSs during the current year, the presentation of certain items and balances in the financial statements have been revised to comply with the new requirements. Accordingly, certain comparative amounts have been reclassified and restated to conform with the current year's presentation.

FINAL DIVIDEND

The Board has proposed a final dividend for the year 2009 of HK$0.005 (2008: nil) per share to the ordinary owners and convertible preference owners of the Company. There are 5,614,489,364 ordinary shares and 6,620,863,542 convertible preference shares of the Company in issue after the acquisition was completed on 28th February, 2010 as further disclosed in note 14 to this announcement. Upon the approval to be obtained from the forthcoming annual general meeting, the final dividend will be payable on or around 20th May, 2010 to the shareholders whose name appears on the Register of Members of the Company on 14th May, 2010.

MANAGEMENT DISCUSSION AND ANALYSIS

BUSINESS REVIEW

China Economic Overview

In 2009, despite China's exports recording a double-digit slide, the mainland's economy maintained growth under the government's series of stimulus spending. According to the National Bureau of Statistics of China, 2009's gross domestic product grew by 8.7%, real per capita income in urban and rural areas rose 9.8% and 8.5%, respectively, which further improved and raised the people's living standard.

Mainland China's growth in 2009 was driven mainly by capital investment. According to the National Bureau of Statistics of China, fixed asset investment in urban and rural areas in 2009 soared 30.5% and 27.5%, respectively. Infrastructure reconstruction work in western China remained vigorous, under which growth in fixed asset investment in urban areas climbed 35.0%. In 2009, China's producer price index of industrial output fell 5.4%, but rebounded towards year-end, posting a 1.7% year-on-year growth in December.

During the year under review, the PRC government launched a series of policies intended to stimulate domestic consumption, among them were the "Appliance Subsidy Scheme" policy, which was used to shore up rural spending. According to the National Bureau of Statistics of China, China's total retail sales of consumer goods grew 16.9% year-on-year in real terms, and certain products, automobile goods especially, reported more rapid growth. Moreover, the construction machinery industry also benefited as China begun investing in large-scale infrastructure projects, resulting in continuing growth in certain construction machinery products.

Business Overview

For the year ended 31st December, 2009, the Group recorded a profit attributable to shareholders of US$8.6 million (2008: US$45.2 million) and total turnover of the Group increased by 15.1% to US$74.2 million when compared with last year's. Profit from continuing operations grew by 2.0 times to US$8.8 million (2008: US$3.0

million); basic earnings per share from continuing operations was US$0.296 cents (2008: US$0.134 cents). During the year, CTC business recorded a profit of US$3.4 million (2008: US$0.3 million); whereas, industrial business continued to generate profit, recording US$13.2 million, an increase of 101.2% year-on-year. The Board recommended a final dividend of HK$0.5 cent per share for the year 2009.

Towards 2009 year-end, the Group resolved to resume control over the feed business, offering a consideration of US$690 million (equivalent to approximately HK$5,382 million) to its controlling shareholders for the acquisition. The acquired feed business is one of the mainland's leading producers of animal and aqua feeds, with operations spanning 26 provinces and municipalities, an extensive sales network and a well-diversified product mix. Such an acquisition could accelerate the Group's revenue growth and allow the Group to add and diversify its income base, capturing earnings growth potential in the feed business for the foreseeable future. Date for the completion of the acquisition was 28th February, 2010.

Chlortetracycline ("CTC") Business

During the year under review, both domestic and overseas demand for CTC products saw gradual recovery. Thanks to the collaboration with industry, industrial production levels were adjusted to account for inventory level, therefore allowing for a steady growth of the CTC market. In 2009, the Group's CTC turnover climbed 14.8% to US$74.0 million, of which domestic sales and export sales represented 31.4% and 68.6%, respectively (2008: 27.5% and 72.5%); sales of our major products, feed-grade CTC and hydrochloride CTC, accounted for 70.6% and 29.4%, respectively (2008: 76.2% and 23.8%).

Amid a steady and relatively fast growing China economy, the Group has been reorganizing its domestic sale force by consolidating its sales force and establishing technical service teams, promoting the applicable use of the Group's CTC products. During the review year, domestic sales volume of both feed-grade CTC and hydrochloride CTC recorded significant growth, a year-on-year 20.4% and a 101.0% increase to 16,400 tons and 83 tons, respectively. Jiangsu, Liaoning and Sichuan were among our best performing CTC domestic markets, with revenue doubling for the year.

On the export front, despite growing demand for feed-grade CTC in the overseas market, the Group's annual export sales volume still fell by 4.9% to 21,900 tons as compared to a year earlier. In contrast, hydrochloride CTC continued to record satisfactory sales results with 2009's sales volume close to 1,000 tons, an increase of 45.7% year-on-year. Such an increase was the result of our staff's concerted effort to expand new markets and win new customers. In addition, our Putan hydrochloride CTC manufacturing plant, located in Fujiang province, had successfully obtained approval from the US Food and Drug Administration for exports to the US market.

For 2009, the Group's CTC business recorded a gross profit of US$9.2 million and an increase of gross profit margin to 12.5%, which benefited from drops in major raw material prices such as soybean cake meal, peanut meal, as well as coal prices, which drove down production costs.

Industrial Business

Through the jointly-controlled entities, the Group's industrial business engages in the manufacturing and sales of motorcycles, Caterpillar machinery dealership, as well as the manufacturing and sale of carburetors and automobile accessories. For the year ended 31st December, 2009, industrial business contributed a total of US$13.2 million to the Group's profit, an increase of 101.2% as compared to the preceding year.

Motorcycle Business

Luoyang Northern Ek Chor Motorcycle Company Limited ("Northern Ek Chor"), the Group's flagship company for motorcycle production, produces and sells cubs, standards, scooters, as well as engines under the brand name "Dayang". Due to the sharp downturn for motorcycle exports in 2009, the Chinese motorcycle industry experienced a correction; according to the China Association of Automobile Manufacturers, total unit sales for 2009 slid 7.4% year-on-year while export unit sales dropped 35.7%. Northern Ek Chor has taken steps to counter the situation: with the "Motorcycle Subsidy Scheme", the company has further strengthened its already established domestic market, boosting its presence in the countryside to serve rural consumers; moreover, it has improved its after-sales services to give customers better support. Northern Ek Chor's effective cost control also yielded a rise in its gross profit margin.

In 2009, Northern Ek Chor's motorcycle sales totaled 452,000 units, of which domestic sales accounted for 84.6% and overseas, 15.4%. During the year under review, domestic sales dropped 6.7% as compared with a year earlier. However, one notable exception, Northern Ek Chor's key product – 110cc cubs, recorded a rise in unit sales, up 3.4% year-on-year to 224,000 units. Moreover, the "Dayang BoBo" 110cc cub (DY110-18), which was rolled out near the year-end, was also received well in its domestic market. On the export front, sales of Northern Ek Chor slid around 20% compared to 2008, though faring better than the industry as a whole. Fortunately, the overseas markets gradually showed signs of improvement, with export sales of Northern Ek Chor rebounding 53.8% during the second half of 2009, as compared to the first half of 2009.

Northern Ek Chor has always had a keen focus on cost control. The company negotiated cost savings and cost reductions with its existing accessory suppliers when raw material prices were falling in 2009; at the same time, it drew more qualified suppliers for better terms and pricing. Moreover, Northern Ek Chor had also invested in new machinery and equipment to increase its spare parts production. A new molding plant was constructed and completed during the first half of 2009, allowing Northern Ek Chor 100% self-sufficiency in producing certain spare parts for its cubs and tricycle products.

As customer expectations of the quality and reliability of motorcycle products increase, Northern Ek Chor increased funding in 2009 on product research and development to enhance product quality and introduced a few new models, including "Dayang Bo Bo DY110-18", "DY110-A" and "DY110-15". Moreover, in 2009, Northern Ek Chor was awarded the "High Technology Enterprise" by the Science and Technology Department of Henan Province and granted a preferential treatment on corporate income tax.

Caterpillar Machinery Dealership

China's 2009 economic growth relied heavily on infrastructure investment, which boosted demand for construction machinery. ECI Metro Investment Co., Ltd. ("ECI Metro"), which provides sales, leasing and repair services for Caterpillar in its construction and mining equipment in the western region of China, posted a rise in sales during the year under review, with unit sales soaring 18.8% to 1,603 units. As reconstruction works unfolded in the Sichuan areas, demand for construction machinery became more robust; hence, Sichuan and Yunnan became ECI Metro's major contributors to sales with revenue rising 41.2% and 18.5%, respectively, accounting for 26.9% and 23.0% of the company's total revenue. In addition, Chongqing also posted strong sales growth, with revenue soaring nearly 80% year-on-year.

Excavators, ECI Metro's major product, recorded a 35.7% year-on-year growth and 1,342 unit sales in 2009. Due to the PRC's bustling construction and real estate development in 2009, ECI Metro's excavator sales to property developers increased from 18.0% in 2008 to 53.9%. In terms of wheel loader sales, domestic unit sales dropped 21.4% to 224 units as a result of weak market demand.

To improve customer relationship and promote better sales, ECI Metro has been enhancing its customer management systems, looking for ways to improve quality of maintenance services and supplies of spare parts. Meanwhile, ECI Metro also successfully extended its dealership services for SEM wheel loaders to include provinces of Guizhou, Sichuan, Yunnan and Chongqing.

Automobile Accessories

The Group's Zhanjiang Deni Carburetor Co., Ltd. ("Zhanjiang Deni") mainly engages in the production and sales of motorcycle carburetors and automobile accessories. In 2009, China's motorcycle industry performance was not exceptional; however, automobile sales were propped up by the government support of the "Automobile Subsidy Scheme" as well as helped by the tax breaks on small car purchases, which in turn benefited Zhanjiang Deni's automobile accessory sales. During the year under review, motorcycle carburetor sales of Zhanjiang Deni dropped 4.9% year-on-year to 6.3 million units; whereas automobile accessories rose 17.1% year-on-year to 2,600 tons.

Prospect

In 2010, the Group will continue to bolster its competitiveness, strengthening its position in those industries that the Group is now participating in. The Group aims to grow its CTC and industrial business, producing more innovative products, expanding the existing sales network and enhancing quality services.

Meanwhile, the Group will be forging ahead with its plan for developing the newly acquired feed business. As domestic production volume in feed products has been rising steadily and consistently over the years to meet increasing demand and rural living standards continue to improve, demand for feed products is expected to continue to grow reliably. Despite China's feed industry currently being highly fragmented, the number of feed producers has been declining at a compound annual growth rate of 4.3% from 2005 to 2008; moreover, China has been monitoring and regulating feed product quality and safety. All of these factors are expected to speed up the consolidation pace of the industry, making the Group's acquisition of a leading modern feed business even more appealing. Catering to the growing needs of the feed industry, the Group is planning to increase its feed production capacity by 720,000 tons in 2010.

Since products from aqua cultivators and swine breeders are generally more value-added and are able to demand better pricing, growers/breeders are more willing to invest in feed products. In light of this, the Group will adjust its feed product mix to better serve these growers, producing more value-added aqua and swine feed products.

LIQUIDITY AND FINANCIAL RESOURCES

As at 31st December, 2009, the Group had total assets of US$173.1 million, increased by 4.4% as compared with US$165.8 million as at 31st December, 2008.

Total borrowings and borrowings to equity ratio (borrowings to equity ratio is calculated by dividing the total borrowings by total equity) were US$10.0 million and 7.5% respectively, as compared to US$18.2 million and 15.6% as at 31st December, 2008.

Most of the borrowings by the Group are in U.S. dollars and RMB, and the interest rates ranged from 4.2% to 6.7% per annum.

The Group had not engaged in any derivative for hedging against both the interest and exchange rate.

All sales in the PRC are transacted in RMB, and export sales are transacted in foreign currencies. Foreign currencies are required for purchase of imported raw materials, parts and components, and the Group keeps necessary foreign currencies to meet its operational needs. The Board considers the appreciation of RMB during the year had no material impact on the Group's business.

CAPITAL STRUCTURE

The Group finances its working capital requirements through a combination of funds generated from operations and short term bank loans. The Group had cash and cash equivalents of US$6.6 million as at 31st December, 2009 (31st December, 2008: US$12.5 million), a decrease of US$5.9 million.

CHARGES ON GROUP ASSETS

As at 31st December, 2009, out of the total borrowings of US$10.0 million (31st December, 2008: US$18.2 million) obtained by the Group, US$4.4 million (31st December, 2008: nil) were secured and accounted for 44.0% of the total. Certain of the Group's property, plant and equipment, land lease prepayments located in the PRC with net book value of US$9.0 million (31st December, 2008: nil) have been pledged as security for various short term bank loans.

CONTINGENT LIABILITIES

As at 31st December, 2009, the guarantees provided by the Group were US$30.6 million (31st December, 2008: US$30.6 million).

MATERIAL ACQUISITIONS AND DISPOSALS OF SUBSIDIARIES AND ASSOCIATED COMPANIES

Save for the acquisition as disclosed in note 14 to this announcement, the Group did not make any material acquisitions or disposals of subsidiaries or associated companies during the year ended 31st December, 2009.

EMPLOYEE AND REMUNERATION POLICIES

As at 31st December, 2009, the Group employed around 6,400 staff (including 5,700 staff from the jointly-controlled entities) in PRC and Hong Kong. The Group remunerates its employees based on their performance, experience and prevailing market rate while performance bonuses are granted on a discretionary basis. Other employee benefits include insurance and medical coverage, subsidized training programme as well as share option scheme.

CODE ON CORPORATE GOVERNANCE PRACTICES

The Company is committed to maintaining high standards of corporate governance that properly protect and promote the interests of all the shareholders and enhance corporate value and accountability.

In the opinion of the Board, the Company has applied the principles and complied with all the code provisions prescribed in the Code on Corporate Governance Practices (the "CG Code") as set out in Appendix 14 of the Listing Rules throughout the year ended 31st December, 2009, save for deviation from code provision A.4.2.

Code provision A.4.2 of the CG Code stipulates that every director, including one appointed for a specific term, should be subject to retirement by rotation at least once every three years. The Company was incorporated in Bermuda under the C.P. Pokphand Company Act, 1988 ("Private Act"). Pursuant to paragraph 3(e) of the Private Act, any executive chairman and any managing director shall not be subject to retirement by rotation at each annual general meeting. Following the change of title of Mr. Dhanin Chearavanont from Executive Chairman to Chairman with effect from 28th February, 2010, all the Directors are subject to retirement by rotation in accordance with the Bye-laws of the Company.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from Tuesday, 11th May, 2010 to Friday, 14th May, 2010, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the proposed final dividend, all transfers, accompanied by the relevant share certificates must be lodged with the Company's Hong Kong Branch Registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, for registration not later than 4:30 p.m. on Monday, 10th May, 2010.

AUDIT COMMITTEE

The audit committee of the Company has reviewed with management the accounting principles and practices adopted by the Group and discussed internal control and financial reporting matters. The audit committee has reviewed the consolidated financial statements of the Group for the year ended 31st December, 2009.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

There was no purchase, sale or redemption of the Company's listed securities by the Company or any of its subsidiaries during the year ended 31st December, 2009.

By Order of the Board
Robert Ping-Hsien Ho
Director

Hong Kong, 8th March, 2010

As at the date of this announcement, the Board comprises fourteen executive Directors, namely, Mr. Sumet Jiaravanon, Mr. Dhanin Chearavanont, Mr. Thanakorn Seriburi, Mr. Meth Jiaravanont, Mr. Soopakij Chearavanont, Mr. Anan Athigapanich, Mr. Damrongdej Chalongphuntarat, Mr. Bai Shanlin, Mr. Nopadol Chiaravanont, Mr. Chatchaval Jiaravanon, Mr. Narong Chearavanont, Mr. Suphachai Chearavanont, Mr. Robert Ping-Hsien Ho and Mr. Pang Siu Chik, and three independent non-executive Directors, namely, Mr. Ma Chiu Cheung, Andrew, Mr. Sombat Deo-isres and Mr. Sakda Thanitcul.



C.P. POKPHAND CO. LTD.

(Incorporated in Bermuda with limited liability)

(Stock Code: 43)

CLOSURE OF REGISTER OF MEMBERS

The board of directors (the "Board") of C.P. POKPHAND CO. LTD. (the "Company") is pleased to announce that the Register of Members of the Company will be closed from Tuesday, 11th May, 2010 to Friday, 14th May, 2010, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the proposed final dividend, all transfers, accompanied by the relevant share certificates must be lodged with the Company's Hong Kong Branch Registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, for registration not later than 4:30 p.m. on Monday, 10th May, 2010.

By Order of the Board
Robert Ping-Hsien Ho
Director

Hong Kong, 8th March, 2010

As at the date of this announcement, the Board comprises fourteen executive Directors, namely, Mr. Sumet Jiaravanon, Mr. Dhanin Chearavanont, Mr. Thanakorn Seriburi, Mr. Meth Jiaravanont, Mr. Soopakij Chearavanont, Mr. Anan Athigapanich, Mr. Damrongdej Chalongphuntarat, Mr. Bai Shanlin, Mr. Nopadol Chiaravanont, Mr. Chatchaval Jiaravanon, Mr. Narong Chearavanont, Mr. Suphachai Chearavanont, Mr. Robert Ping-Hsien Ho and Mr. Pang Siu Chik, and three independent non-executive Directors, namely, Mr. Ma Chiu Cheung, Andrew, Mr. Sombat Deo-isres and Mr. Sakda Thanitcul.

Please also refer to the published version of this announcement in The Standard.



C.P. POKPHAND CO. LTD.

(Incorporated in Bermuda with limited liability)

(Stock Code: 43)

ANNOUNCEMENT PURSUANT TO RULE 13.18 OF THE LISTING RULES

This announcement is made pursuant to Rule 13.18 of the Listing Rules.

On 8 March 2010, CP China entered into the Amendment Agreement with the Lenders under which certain terms under a term loan facility agreement relating to a facility amount of US$102.8 million granted to CP China have been amended. Pursuant to the terms of the Amendment Agreement, it would be an event of default if CP China fails to procure that the Chearavanont Family at all times maintain their aggregate shareholding (direct or indirect) in the Company at not less than 51 per cent.

This announcement is made pursuant to Rule 13.18 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

On 8 March 2010, CP China Investment Limited ("CP China"), a wholly-owned subsidiary of C.P. POKPHAND CO. LTD. (the "Company"), entered into the Amendment Agreement ("Amendment Agreement") with two banks in Thailand (the "Lenders") to amend certain terms under a term loan facility agreement dated 21 August 2008 relating to a facility amount of US$102.8 million granted to CP China by the Lenders (the "Facility Agreement"), which will expire on 30 April 2012.

Pursuant to the Amendment Agreement, it would be an event of default if CP China fails to procure that the Chearavanont Family (being any one or more of Mr. Jaran Chiaravanont, Mr. Montri Jiaravanont, Mr. Sumet Jiaravanon and Mr. Dhanin Chearavanont (or any company or companies controlled by one or more of them) collectively) at all times maintain their aggregate shareholding (direct or indirect) in the Company at not less than 51 per cent. (As at the date of this announcement, the Chearavanont Family are interested (directly or indirectly) in approximately 75% of the ordinary shares of US$0.01 each in the issued share capital of the Company.)

The occurrence of the aforesaid event of default would render all outstanding liabilities of CP China under the Facility Agreement (currently amounting to US$69,000,000) to become immediately due and payable.

On behalf of the Board
Robert Ping-Hsien Ho
Director

Hong Kong, 8 March 2010

As at the date of this announcement, the Board comprises fourteen executive Directors, namely, Mr. Sumet Jiaravanon, Mr. Dhanin Chearavanont, Mr. Thanakorn Seriburi, Mr. Meth Jiaravanont, Mr. Soopakij Chearavanont, Mr. Anan Athigapanich, Mr. Damrongdej Chalongphuntarat, Mr. Bai Shanlin, Mr. Nopadol Chiaravanont, Mr. Chatchaval Jiaravanon, Mr. Narong Chearavanont, Mr. Suphachai Chearavanont, Mr. Robert Ping-Hsien Ho and Mr. Pang Siu Chik, and three independent non-executive Directors, namely, Mr. Ma Chiu Cheung, Andrew, Mr. Sombat Deo-isres and Mr. Sakda Thanitcul.